Exhibit 99.1

Virax Biolabs Group Limited

(Incorporated under the laws of the Cayman Islands)

Notice of Extraordinary General Meeting of Shareholders

To Be Held on November 27, 2026, at 2:00 p.m., local time

NOTICE IS HEREBY GIVEN THAT the Extraordinary General Meeting (the “Meeting”) of the holders (the "shareholders") of the ordinary shares of par value US$0.025 each (the “Ordinary Shares”) of Virax Biolabs Group Limited (the “Company”) will be held at BioCity Glasgow, Bo’Ness Road, Newhouse, Lanarkshire, ML1 5UH, on November 27, 2026, at 2:00 p.m., local time.

The purpose of the Meeting is for shareholders to consider and if thought fit pass the following resolutions:

1.

"It is resolved, as an ordinary resolution with effect on December 14, 2026 or such later date as accepted by Nasdaq, that:

(a)
the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated and divided by consolidating every 4 ordinary shares of par value US$0.025 into one ordinary share of par value US$0.10, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company's memorandum and articles of association (the “Share Consolidation”);
(b)
as a result of the Share Consolidation, the authorized share capital of the Company be amended from US$12,500,000 divided into 500,000,000 ordinary shares of par value US$0.025 to US$12,500,000 divided into 125,000,000 ordinary shares of par value US$0.10 each; and
(c)
no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share."

2.

"It is resolved as an ordinary resolution that, subject to and immediately following the Share Consolidation being effected, the authorized share capital of the Company be increased from US$12,500,000 divided into 125,000,000 ordinary shares of par value US$0.10 each to US$50,000,000 divided into 500,000,000 ordinary shares of par value US$0.10 each by the creation of 375,000,000 ordinary shares of par value US$0.10 each (the Share Capital Increase)."

3.

"It is resolved, as a special resolution, that subject to and immediately following the Share Capital Increase being effected, the Company adopt an amended and restated memorandum and articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated November 13, 2026, in substitution for, and to the exclusion of, the Company's existing memorandum and articles of association, to reflect the Share Consolidation and Share Capital Increase (the “Charter Amendment” and such proposal, the “Charter Amendment Proposal”)."

4.

"It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals (the “Adjournment Proposal”)."

The foregoing items of business are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors of the Company has fixed the close of business (New York time) on November 11, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Extraordinary General Meeting or any adjourned meeting thereof.

Each shareholder who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote at the Meeting instead of that shareholder. Such proxyholder need not be a shareholder.

Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.proxydocs.com/VRAX, or (ii) by mail to P.O. BOX 8016, CARY, NC 27512-9903 c/o Mediant Communications.

Holders of record of the Ordinary Shares as of the Record Date are cordially invited to attend the Extraordinary General Meeting in person. Your vote is important. If you cannot attend the Extraordinary General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the Extraordinary General Meeting to ensure your representation at such meeting.

Pursuant to Nasdaq’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our annual report to shareholders by visiting the “SEC Filings” heading under the “SEC Filings” section of the Company’s website at https://ir.viraxbiolabs.com/. If you want to receive a paper or email copy of the Company’s annual report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations Contact of the Company, at info@viraxbiolabs.com.

Virax Biolabs Group Limited

VIRAX BIOLABS GROUP LIMITED

Date:	November 13, 2026	By:	/s/ James Foster
James Foster, Chief Executive Officer

VIRAX BIOLABS GROUP LIMITED

Extraordinary General Meeting of Shareholders

November 27, 2026

2:00 p.m., local time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Virax Biolabs Group Limited (the “Company”) is soliciting proxies for the Extraordinary General Meeting of shareholders (the “Meeting”) of the Company to be held on November 27, 2026 at 2:00 p.m. local time. The Company will hold the Meeting at BioCity Glasgow, Bo’Ness Road, Newhouse, Lanarkshire, ML1 5UH, which shareholders will be able to attend in person or by proxy.

Eligible shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting in person. Beneficial shareholders who hold interests in ordinary shares of US$0.025 par value each of the Company (the “Ordinary Shares”) through a broker, investment dealer, bank, trust corporation, custodian, nominee, or other intermediary who have not been duly appointed as proxyholder will be able to attend as guest, but will not be able to participate in or vote at the Meeting.

Only holders of the Ordinary Shares of the Company of record at the close of business (New York time) on November 11, 2026 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. Members holding Ordinary Shares that represent not less than one-third (1/3) of the issued and outstanding Ordinary Shares carrying the right to vote at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Ordinary Shares, on a poll, shall be entitled to one vote in respect of each Ordinary Share held by such holder on the Record Date.

After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

PROPOSALS TO BE VOTED ON

The purpose of the Meeting is for shareholders to consider and if thought fit pass the following resolutions:

1.

"It is resolved, as an ordinary resolution with effect on December 14, 2026 or such later date as accepted by Nasdaq, that:

(a)
the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated and divided by consolidating every 4 ordinary shares of par value US$0.025 into one ordinary share of par value US$0.10, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company's memorandum and articles of association (the “Share Consolidation”);
(b)
as a result of the Share Consolidation, the authorized share capital of the Company be amended from US$12,500,000 divided into 500,000,000 ordinary shares of par value US$0.025 to US$12,500,000 divided into 125,000,000 ordinary shares of par value US$0.10 each; and
(c)
no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share."

2.

"It is resolved as an ordinary resolution that, subject to and immediately following the Share Consolidation being effected, the authorized share capital of the Company be increased from US$12,500,000 divided into 125,000,000 ordinary shares of par value US$0.10 each to US$50,000,000 divided into 500,000,000 ordinary shares of par value US$0.10 each by the creation of 375,000,000 ordinary shares of par value US$0.10 each (the Share Capital Increase)."

3.

"It is resolved, as a special resolution, that subject to and immediately following the Share Capital Increase being effected, the Company adopt an amended and restated memorandum and articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated November 13, 2026, in substitution for, and to the exclusion of, the Company's existing memorandum and articles of association, to reflect the Share Consolidation and Share Capital Increase (the “Charter Amendment” and such proposal, the “Charter Amendment Proposal”)."

4.

"It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals (the “Adjournment Proposal”)."

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–4.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.proxydocs.com/VRAX or (ii) by mail to P.O. BOX 8016, CARY, NC 27512-9903 c/o Mediant Communications.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Nasdaq’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our annual report to shareholders by visiting the “SEC Filings” heading under the “SEC Filings” section of the Company’s website at https://ir.viraxbiolabs.com/. If you want to receive a paper or email copy of the Company’s annual report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations Contact of the Company, at info@viraxbiolabs.com

PROPOSAL NO. 1

APPROVAL OF THE CONSOLIDATION OF THE COMPANY’S ORDINARY SHARES

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a share consolidation of the Company’s authorized, issued and outstanding Ordinary Shares at a ratio of four Ordinary Shares for one Ordinary Share (the "Share Consolidation"), on December 14, 2026 or such later date as accepted by Nasdaq (the "Effective Date"), so that all shareholders holding every four Ordinary Shares (the "Pre-Consolidation Ordinary Shares") will hold one Ordinary Share of par value US$0.10 each (the "Post-Consolidation Ordinary Shares"), with such Post-Consolidation Ordinary Shares having the same rights and being subject to the same restrictions (save for par value) as the Pre-Consolidation Ordinary Shares as set out in the Company's existing memorandum and articles of association in effect at the time of Effective Date, and any fractional shares created as a result of the Share Consolidation to be rounded up to the nearest whole share be approved.

The Share Consolidation must be passed by ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote at the Meeting either present in person or represented by proxy at the Meeting. If our shareholders approve this proposal, our Board of Directors will have the authority to effect the Share Consolidation on or before the Effective Date, and any one director or officer of the Company will be authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion, including instructing the Company's registered office in the Cayman Islands to file the resolutions of the shareholders and the resolutions of the board of directors with the Registrar of Companies of the Cayman Islands.

The Share Consolidation will be implemented simultaneously for all Ordinary Shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Purpose of the Share Consolidation

The Company’s Ordinary Shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “VRAX.” Among other requirements, the listing maintenance standards established by Nasdaq require the Ordinary Shares to have a minimum closing bid price of at least $1.00 per share.

The Company has not received a deficiency notice from Nasdaq. However, the Company effected a 25-for-1 share consolidation on June 26, 2026. Under Nasdaq Listing Rule 5810(c)(3)(A)(iv), because the Company has effected a reverse stock split within the prior one-year period, if the closing bid price of the Ordinary Shares is below $1.00 for 30 consecutive business days, the Company will not be eligible for any compliance period and Nasdaq will issue a Staff Delisting Determination. The Company may request a hearing before a Nasdaq Hearings Panel, but there can be no assurance that the Panel will grant continued listing. On November 10, 2026, the closing bid price of the Ordinary Shares was $[__]. The Board of Directors believes the Share Consolidation will reduce the risk that the Company's Ordinary Shares fall below the Minimum Bid Price Rule

In the event the Ordinary Shares were no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the Ordinary Shares would likely have a negative impact on the liquidity and market price of the Ordinary Shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Ordinary Shares, and (ii) the liquidity and marketability of the Ordinary Shares. This could reduce the ability of holders of the Ordinary Shares to purchase or sell Ordinary Shares as quickly and as inexpensively as they have done historically. Delisting could also adversely affect the Company’s relationships with customers who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the Ordinary Shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Ordinary Shares, which may cause the market price of the Ordinary Shares to decline.

Trading of our Ordinary Shares

When the Share Consolidation is implemented, our Ordinary Shares will begin trading on a post-split basis on the effective date that we announce by press release. In connection with the Share Consolidation, the CUSIP number of our Ordinary Shares (which is an identifier used by participants in the securities industry to identify our Ordinary Shares) will change.

Fractional Shares

No fractional Ordinary Shares will be issued to any shareholders in connection with the Share Consolidation. In the event that a shareholder would otherwise be entitled to receive fractional Ordinary Shares upon the Share Consolidation, the total number of Ordinary Shares to be received by such shareholder be rounded up to the next whole Ordinary Share.

Street Name Holders of Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding Ordinary Shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Ordinary Shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates by our shareholders is not required. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation (if and to the extent the Share Consolidation is effected). New certificates will not be mailed to shareholders.

Resolutions

The Board of Directors proposes to solicit shareholder approval to effect the Share Consolidation. The resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Share Consolidation is:

"It is resolved, as an ordinary resolution with effect on December 14, 2026 or such later date as accepted by Nasdaq, that:

(a)
the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated and divided by consolidating every 4 ordinary shares of par value US$0.025 into one ordinary share of par value US$0.10, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company's memorandum and articles of association (the “Share Consolidation”);
(b)
as a result of the Share Consolidation, the authorized share capital of the Company be amended from US$12,500,000 divided into 500,000,000 ordinary shares of par value US$0.025 to US$12,500,000 divided into 125,000,000 ordinary shares of par value US$0.10 each; and
(c)
no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share."

Vote Required

Approval of Proposal No. 1 as an ordinary resolution requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, shareholders entitled to vote and voting at the Meeting. Abstentions and broker non-votes will not be treated as votes cast on this proposal.

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

APPROVAL OF

THE SHARE CONSOLIDATION

PROPOSAL NO. 2

APPROVAL OF THE INCREASE OF THE COMPANY’S AUTHORIZED SHARE CAPITAL

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect an increase in the authorized share capital of the Company from US$12,500,000 divided into 125,000,000 ordinary shares of par value US$0.10 each to US$50,000,000 divided into 500,000,000 ordinary shares of par value US$0.10 each (the “Share Capital Increase”).

The Share Capital Increase must be passed by ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote at the Meeting either present in person or represented by proxy at the Meeting. The Share Capital Increase is subject to the Share Consolidation being effected. If our shareholders approve this proposal, the Share Capital Increase will only become effective if the Share Consolidation is also approved and effected, and any one director or officer of the Company will be authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Capital Increase, including instructing the Company's registered office in the Cayman Islands to file the resolutions of the shareholders with the Registrar of Companies of the Cayman Islands.

Purpose of the Share Capital Increase

The Authorized Share Capital Increase Proposal is intended for the basic financing needs of our operations and potential business development transactions, in keeping with our goal of creating substantive value for our shareholders. As we navigate our commercial opportunities and continue our clinical and regulatory development of ViraxImmune™, we will need both sufficient funding and transactional flexibility.

Resolutions

The Board of Directors proposes to solicit shareholder approval to effect the Share Capital Increase. The resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Share Capital Increase is:

"It is resolved as an ordinary resolution that, subject to and immediately following the Share Consolidation being effected, the authorized share capital of the Company be increased from US$12,500,000 divided into 125,000,000 ordinary shares of par value US$0.10 each to US$50,000,000 divided into 500,000,000 ordinary shares of par value US$0.10 each by the creation of 375,000,000 ordinary shares of par value US$0.10 each (the Share Capital Increase")."

Vote Required

Approval of Proposal No. 2 as an ordinary resolution requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, shareholders entitled to vote and voting at the Meeting. Abstentions and broker non-votes will not be treated as votes cast on this proposal.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

APPROVAL OF

THE SHARE CAPITAL INCREASE

PROPOSAL NO. 3

THE CHARTER AMENDMENT PROPOSAL

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to adopt the amended and restated memorandum and articles of association of the Company in the form attached as Exhibit 99.3 filed as part of the Form 6-K containing the Notice of Meeting and Proxy Statement in substitution for, and to the exclusion of, the existing amended and restated memorandum of association of the Company subject to and immediately following the Share Capital Increase being effected and with effect from the effective date of the Share Capital Increase (if and to the extent the Share Capital Increase is effected).

The amended and restated memorandum and articles of association of the Company reflecting the changes pursuant to the Share Consolidation (if and to the extent the Share Consolidation is effected) will be substantially in the same form of Exhibit 99.3 filed as part of the Form 6-K report containing the Proxy Statement.

Resolutions

The Board of Directors proposes to solicit shareholder approval to effect Charter Amendment. The resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Charter Amendment is:

"It is resolved, as a special resolution, that subject to and immediately following the Share Capital Increase being effected, the Company adopt an amended and restated memorandum and articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated November 13, 2026, in substitution for, and to the exclusion of, the Company's existing memorandum and articles of association, to reflect the Share Consolidation and Share Capital Increase (the “Charter Amendment” and such proposal, the “Charter Amendment Proposal”)."

Vote Required

Approval of Proposal No. 3 as a special resolution requires the affirmative vote of not less than two-thirds of the votes cast by, or on behalf of, shareholders entitled to vote and voting at the Meeting. Abstentions and broker non-votes will not be treated as votes cast on this proposal.

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

APPROVAL OF

THE CHARTER AMENDMENT PROPOSAL

PROPOSAL 4

THE ADJOURNMENT PROPOSAL

The adjournment proposal, if approved, will approve the adjournment of the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals. The adjournment proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the Meeting to approve the foregoing proposals in this proxy statement.

Resolutions

The Board of Directors proposes to solicit shareholder approval of the Adjournment Proposal. The resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Adjournment Proposal is:

"It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals (the “Adjournment Proposal”)."

Vote Required

Approval of Proposal No. 4 as an ordinary resolution requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, shareholders entitled to vote and voting at the Meeting. Abstentions and broker non-votes will not be treated as votes cast on this proposal.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE ADJOURNMENT PROPOSAL

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

November 13, 2026	/s/ James Foster
James Foster
Chief Executive Officer